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                             October 7, 2020

       Brittney Rogers
       Managing Member
       Emancipation Fund Initiative LLC
       5330 Griggs Road #D107
       Houston, Texas 77021

                                                        Re: Emancipation Fund
Initiative LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Filed September 16,
2020
                                                            File No. 367-00255

       Dear Ms. Rogers:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement

       General

   1. We note your response to comment 1 that the renewal of the notes is included in the total offering amount. Please
provide your analysis as to why you believe this offering is a continuous offering
pursuant to Rule 251(d)(3), rather than a delayed offering, since the renewal notes will not
be offered until at the maturity of the initial offering of notes.
 Brittney Rogers
FirstName   LastNameBrittney   Rogers
Emancipation   Fund Initiative LLC
Comapany
October     NameEmancipation Fund Initiative LLC
         7, 2020
October
Page  2 7, 2020 Page 2
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Samuel E. Whitley